Exhibit 99.1
ITAMAR MEDICAL LTD.
INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

ITAMAR MEDICAL LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)
	September 30, 2020	December 31, 2019
	U.S. dollars in thousands
Assets
Current assets
Cash and cash equivalents	$25,153	$15,115
Short-term bank deposits	16,000	—
Trade receivables	8,363	8,384
Other receivables	1,944	1,404
Inventories	6,476	3,363
Total current assets	57,936	28,266
Non-current assets
Long-term restricted deposits and prepaid expenses	531	476
Long-term trade receivables	381	156
Property and equipment	2,625	1,472
Intangible assets	855	395
Right-of-use assets	1,740	2,442
Total non-current assets	6,132	4,941
Total assets	$64,068	$33,207
Liabilities
Current liabilities
Short-term bank loan	$5,000	$5,000
Current maturities of lease liabilities	786	890
Trade payables	3,389	2,028
Other accounts payable	3,513	3,455
Accrued expenses	1,682	1,317
Provisions	383	273
Short-term employee benefits	657	352
Total current liabilities	15,410	13,315
Non-current liabilities
Lease liabilities, net of current maturities	1,144	1,708
Recognized liability for defined benefit plan, net	216	260
Other long-term liabilities	1,262	1,260
Total non-current liabilities	2,622	3,228
Total liabilities	18,032	16,543
Equity
Ordinary share capital	1,136	878
Additional paid-in capital	161,456	125,435
Accumulated deficit	(116,556)	(109,649)
Total equity	46,036	16,664
Total liabilities and equity	$64,068	$33,207
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ITAMAR MEDICAL LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS
(UNAUDITED)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
	U.S. dollars in thousands (except per share data)
Revenues	$10,999	$8,084	$28,262	$21,493
Cost of revenues	3,471	1,840	8,390	4,869
Gross profit	7,528	6,244	19,872	16,624
Operating expenses:
Selling and marketing	6,240	4,717	17,446	12,985
Research and development	1,385	1,095	4,064	3,165
General and administrative	2,417	1,411	6,051	4,491
Total operating expenses	10,042	7,223	27,561	20,641
Operating loss	(2,514)	(979)	(7,689)	(4,017)
Financial income (expenses):
Financial income	143	143	530	336
Financial expenses	(293)	(299)	(693)	(895)
Gain from derivative instruments, net	—	—	—	442
Financial expenses, net	(150)	(156)	(163)	(117)
Loss before taxes on income	(2,664)	(1,135)	(7,852)	(4,134)
Taxes on Income	(95)	(12)	(147)	(135)
Net loss	$(2,759)	$(1,147)	$(7,999)	$(4,269)
Loss per share – basic and diluted (in U.S. dollars)	$(0.01)	$(0.00)	$(0.02)	$(0.01)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ITAMAR MEDICAL LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
	U.S. dollars in thousands
Net loss	$(2,759)	$(1,147)	$(7,999)	$(4,269)
Other comprehensive income items that after initial recognition in comprehensive loss, were or will be carried to the statement of operations:
Actuarial gains of defined benefit plan, net of tax	—	—	49	—
Total other comprehensive income items that after initial recognition in comprehensive loss, were or will be carried to the statement of operations, net of tax	—	—	49	—
Other total comprehensive income	—	—	49	—
Total comprehensive loss	$(2,759)	$(1,147)	$(7,950)	$(4,269)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ITAMAR MEDICAL LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)
	Ordinary Share capital	Additional paid-in capital	Accumulated deficit	Total
	U.S. dollars in thousands
For the nine months ended September 30, 2020
Balance as of January 1, 2020	$878	$125,435	$(109,649)	$16,664
Total comprehensive loss:
Net loss	—	—	(7,999)	(7,999)
Other comprehensive income, net of tax	—	—	49	49
Total comprehensive loss	—	—	(7,950)	(7,950)
Transactions carried directly to equity:
Issuance of shares due to the exercise of stock options	3	129	—	132
Issuance of shares in a public offering, net of issuance costs of $4,103 thousand	255	35,892	—	36,147
Share-based payment	—	—	1,043	1,043
Balance as of September 30, 2020	$1,136	$161,456	$(116,556)	$46,036
For the nine months ended September 30, 2019
Balance as of January 1, 2019	$748	$111,486	$(105,546)	$6,688
Total comprehensive loss:
Net loss – total comprehensive loss	—	—	(4,269)	(4,269)
Transactions carried directly to equity:
Issuance of shares due to the exercise of stock options	1	24	—	25
Issuance of shares in a private offering, net of share issuance costs of $716 thousand	125	13,841	—	13,966
Share-based payment	—	—	886	886
Balance as of September 30, 2019	$874	$125,351	$(108,929)	$17,296
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ITAMAR MEDICAL LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(UNAUDITED)
	Nine Months Ended September 30,
	2020	2019
	U.S. dollars in thousands)
Cash flows from operating activities:
Net loss	$(7,999)	$(4,269)
Adjustments for:
Depreciation and amortization	1,345	1,059
Share-based payment	1,043	886
Change in provision for doubtful and bad debt	206	192
Net financial cost (income)	(217)	169
Gain from revaluation of derivatives	—	(442)
Decrease (increase) in trade receivables	(411)	329
Increase in other accounts receivable	(541)	(249)
Increase in inventories	(3,773)	(1,153)
Increase in trade payables	1,362	724
Increase in other accounts payable and accrued expenses	328	584
Increase in employee benefits	310	102
Increase in provisions	110	17
Income tax expenses	147	135
Taxes paid during the period	(49)	(44)
Net interest received (paid) during the period	83	(197)
Net cash used in operating activities	(8,056)	(2,157)
Cash flows from investing activities
Investment in short-term bank deposits	(16,000)	(9,000)
Increase in restricted long-term deposits	(50)	(68)
Purchase of property and equipment, intangible assets and capitalization of development expenses	(1,604)	(406)
Net cash used in investing activities	(17,654)	(9,474)
Cash flows from financing activities
Proceeds from issuance of shares, net of share issuance costs	36,147	13,966
Repayment of principal of lease liabilities	(665)	(583)
Issuance of shares due to the exercise of stock options	132	25
Net cash provided by financing activities	35,614	13,408
Increase in cash and cash equivalents	9,904	1,777
Cash and cash equivalents at beginning of period	15,115	6,471
Effect of exchange rate fluctuations on balances of cash and cash equivalents	134	178
Cash and cash equivalents at end of period	$25,153	$8,426
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ITAMAR MEDICAL LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
NOTE 1 — GENERAL
a.   Reporting entity
Itamar Medical Ltd. (the “Company”) is a company incorporated in Israel, with registered office at 9 Halamish Street, North Industrial Zone, Caesarea, Israel. The condensed consolidated interim financial statements of the Company and its subsidiaries as of September 30, 2020 and 2019 and for each of the three and nine-month periods ended September 30, 2020 and 2019 comprise the Company and its subsidiaries (together referred to as the “Group”). The Company is a medical technology company focused on the development and commercialization of non-invasive medical devices and solutions to aid in the diagnosis of respiratory sleep disorders. The Company uses a digital healthcare platform to facilitate the continuum of care for effective sleep apnea management with a focus on the core sleep and cardiology markets. The Company offers a Total Sleep Solution (“TSS”), to help physicians provide comprehensive sleep apnea management in a variety of clinical environments to optimize patient care and reduce healthcare system costs. The ordinary shares of the Company are listed on the Tel Aviv Stock Exchange Ltd. (“TASE”). On February 27, 2019, the Company’s American Depositary Shares (“ADSs”), each of which represents 30 ordinary shares of the Company, represented by American Depositary Receipts (“ADRs”), were registered for trade on the Nasdaq Capital Market.
b.   Impact of COVID-19 on the Company’s operations
In mid-March 2020, the Company began to experience the impact of the COVID-19 pandemic amplified by the American Academy of Sleep Medicine (“AASM”) COVID-19 mitigation strategy guidance recommending the deferral of in-lab polysomnography (“PSG”) tests and special precautions for the use of reusable home sleep tests (“HSAT”) services unless using fully disposable HSAT devices, such as the Company’s WatchPAT ONE device, which meets that criteria.
The general restriction and limitation posed by the pandemic, and amplified by these specific recommendations, began to significantly impact the sleep apnea testing market and the Company’s second quarter of 2020 revenue mix, with multiuse WatchPAT tests declining in the U.S. and Europe and WatchPAT ONE, as well as WatchPAT Direct orders increasing significantly. During the third quarter of 2020, the Company recorded pre COVID-19 multiuse WatchPAT tests in the U.S. and Europe. At the same time, the trend of increasing demand to our WatchPAT ONE and WatchPAT Direct orders continued during the third quarter of 2020, as well.
NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES
a.   International Financial Reporting Standards (“IFRS”)
These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. Accordingly, they do not contain all the information required in full annual financial statements. These condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial Statements as of December 31, 2019 and for the year then ended (the “2019 Annual Financial Statements”).
These condensed consolidated interim financial statements were approved by the Company’s Board of Directors on November 16, 2020.
b.   Use of estimates, assumptions and judgments
The preparation of condensed consolidated interim financial statements in accordance with IFRS requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements as

ITAMAR MEDICAL LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
well as affect the reported amounts of revenues and expenses during the period. These estimates and assumptions are reviewed on an ongoing basis using available information. Actual results could differ from these estimates and assumptions. The items subject to significant estimates and assumptions by management include share-based compensation; the measurement of financial instruments at fair value, the fair value of the embedded warrant component of convertible notes, the fair value of warrants where there is no active market.
NOTE 3 — FINANCIAL INSTRUMENTS
Financial instruments that are measured at fair value for disclosure purposes only
As of September 30, 2020, the carrying amount of the cash and cash equivalents, trade receivables, other accounts receivable, bank deposits, pledged deposits, trade payables, and other accounts payable and derivatives is identical or approximate to their fair values due to the short lifetime of these items.
NOTE 4 — CREDIT FACILITY WITH A BANK
On August 11, 2020, the Company entered into a new credit line agreement with an Israeli commercial bank (the “Bank”), which replaced the credit agreement entered on February 9, 2020, under which the total credit line to be available until June 19, 2022 (subject to meeting certain terms, as set forth in the agreement) under the credit facility will be $20 million, comprised of: (i) up to $13 million in long-term or short-term loan (the “Loan”); and (ii) up to $7 million of short-term credit facility( the “Revolving Credit Line”).
The key terms of the credit facility are as follows:
•
The first $10 million of the Loan will bear interest at the annual interest rate of the quarterly dollar LIBOR rate plus 5.3% and the remaining $3 million, if drawn, will bear annual interest of the quarterly dollar LIBOR rate plus 6.8%. The long-term loan is repayable in equal quarterly installments over three years from the date of the draw. Each short-term loan will be repayable within a period of up to 90 days.

•
The draw under the Revolving Credit Line can be denominated in U.S. dollar (“dollar”) or in NIS, and if denominated in dollar, bears interest at the annual interest rate of the quarterly dollar LIBOR rate plus 4.%. The amount that can be drawn under the Revolving Credit line depends on meeting a ratio of 125% between the balance of accounts receivable and the amount drawn. Each draw will be repayable within a period of up to 90 days.

•
The right to make any draws, whether under the Loan or the Revolving Credit Line, is conditioned upon the Company having cash balances in its account with the Bank of not less than 30% of the total amount drawn for draws of up to $10 million in the aggregate and 40% of the aggregate amount exceeding $10 million.

As of September 30, 2020, the Company had a total outstanding principal amount of $5.0 million out of the Revolving Credit Line. No amount was drawn under the Loan as of such date.
In order to secure its obligations to the Bank, the Company pledged and granted to the bank a first priority floating charge on all of its assets and a first priority fixed charge on (i) its intellectual property, goodwill, holdings in its subsidiaries and certain other, immaterial, assets; and (ii) all of the assets of the Company’s U.S. Subsidiary.
NOTE 5 — EQUITY
2020 U.S. Public Offering.
In February 2020, the Company completed a registered public offering of 2,927,267 ADSs, each representing 30 ordinary shares of the Company, at a price of $13.75 per ADS, for total gross proceeds of

ITAMAR MEDICAL LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
approximately $40.25 million, or total net proceeds of approximately $35.7 million after deducting underwriting discounts and commissions of approximately $2.8 million and offering expenses of approximately $1.8 million.
NOTE 6 — SHARE-BASED PAYMENTS
In January 2020, the Company’s Board of Directors approved a grant of a total of 3,942,284 options and 194,887 RSUs to 12 employees. The grant of 1,332,195 options and 194,887 RSUs was subject to the effectiveness of a Registration Statement on Form S-8, which became effective on March 4, 2020 and the grant of 1,676,425 options to the CEO was approved by the Company’s shareholders on March 18, 2020.
In May 2020, the Company’s Board of Directors approved a grant of a total of 2,326,555 options and 173,155 RSUs to 29 employees.
In May 2020, the Company granted 440,000 options to four directors.
As to grants of options and RSUs subsequent to September 30, 2020, see Note 8.
NOTE 7 — REVENUES
The Company operates in one business sector.
The following is a breakdown of revenues according to product groups:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
	U.S. dollars in thousands
WatchPAT and other related services	$10,535	$7,589	$26,601	$19,906
EndoPAT and related services	464	495	1,661	1,587
	$10,999	$8,084	$28,262	$21,493
The following is a breakdown of revenues on the basis of geographical regions (based on the geographical location of the customer):
	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
	U.S. dollars in thousands
United States and Canada	$8,951	$5,814	$21,786	$15,461
Japan	901	1,127	3,027	2,595
Europe	944	800	2,930	2,367
Asia Pacific (excluding Japan)	101	139	212	643
Israel	95	83	215	204
Others	7	121	92	223
	$10,999	$8,084	$28,262	$21,493
The majority of the Company’s long-lived assets are in Israel.
NOTE 8 — SUBSEQUENT EVENT
In November 2020, the Company’s Board of Directors approved a grant of a total of 4,849,933 options and 281,778 RSUs to 59 grantees.